                                                     Writer's Direct Contact
                                                     212/468-8179
                                                     apinedo@mofo.com

March 31, 2006

Russell Mancuso, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      BioMimetic Therapeutics, Inc. (File No. 333-131718)
         Amendment No. 1 to Registration Statement on Form S-1
         -----------------------------------------------------

Dear Mr. Mancuso:

         We enclose herewith, on behalf of BioMimetic Therapeutics, Inc. (the
"Company" or "BioMimetic"), Amendment No. 1 to the Registration Statement on
Form S-1, together with responses to the comments raised by the Staff in its comment letter dated March 9, 2006. Amendment No. 1 incorporates responses to the Staff's comments, and also contains updated financial information. Below we have noted the Staff's comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 1.

                  PROSPECTUS COVER PAGE
                  ---------------------

         1. PLEASE CONFIRM THAT ANY PRELIMINARY PROSPECTUS YOU CIRCULATE WILL
INCLUDE ALL NON-RULE 430A INFORMATION. THIS INCLUDES THE PRICE RANGE AND RELATED
INFORMATION BASED ON A BONA FIDE ESTIMATE OF THE PUBLIC OFFERING PRICE WITHIN
THAT PRICE RANGE. ALSO NOTE THAT WE MAY HAVE ADDITIONAL COMMENTS AFTER YOU
INCLUDE THIS INFORMATION.

         The Company confirms that any preliminary prospectus the Company circulates will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range.

                  PROSPECTUS SUMMARY, PAGE 1
                  --------------------------

         2. IN THE FOREPART OF THE PROSPECTUS, INCLUDING THE SUMMARY AND THE
RISK FACTORS, PLEASE REPLACE THE USE OF TECHNICAL JARGON AND TERMS THAT MAY NOT
BE FAMILIAR TO INVESTORS WITH CONCRETE EVERYDAY WORDS. THIS INCLUDES REPLACING
TERMS AND ABBREVIATIONS SUCH AS BIO-ACTIVE, MUSCULOSKELETAL INDICATIONS,
RECOMBINANT PROTEIN THERAPEUTICS AND TISSUE SPECIFIC SCAFFOLDS, AMONG OTHERS.

         The Company has revised its disclosure on the inside front cover and pages 1, 2, 8 and 9 to replace the use of technical jargon with everyday words.

         3. YOUR DISCLOSURE IN THE FIRST PARAGRAPH UNDER "BIOMIMETIC
THERAPEUTICS, INC." ON PAGE 1 IMPLIES THAT YOU HAVE APPROVAL FOR ALL BONE
REGENERATION USES. THIS DISCLOSURE SEEMS TO CONFLICT WITH THE DISCLOSURE ON PAGE
50. PLEASE RECONCILE.

         The Company has revised the disclosure in the first paragraph on page
1.

         4. PLEASE PROVIDE US OBJECTIVE SUPPORT YOUR STATEMENTS ABOUT LUITPOLD
BEING A "LEADER IN THE SALES OF ORAL SURGICAL AND PERIODONTAL BONE GRAFTING
MATERIALS. . ."

         Supplementally, we are providing the Staff with data that supports the statements regarding Luitpold's market leadership position. Please see the materials attached as Exhibit A.

         5. WE NOTE THE REVISED EXPECTATIONS MENTIONED IN THE THIRD PARAGRAPH OF
NOTE 4 ON PAGE F-35. WHEN DISCLOSING YOUR CURRENT EXPECTATIONS IN YOUR
PROSPECTUS, PLEASE PROVIDE EQUALLY PROMINENT DISCLOSURE OF FAILURE TO SATISFY
PRIOR EXPECTATIONS. IN AN APPROPRIATE SECTION OF YOUR DOCUMENT, EXPLAIN THE
REASONS FOR NOT SATISFYING THOSE EXPECTATIONS AND INCLUDE APPROPRIATE RISK
FACTORS.

         The Company initially expected to receive FDA approval of its product candidate GEM 21S in March 2005. FDA approval was received in November 2005. The
Company has reviewed the registration statement disclosures and believes that the risk factors sufficiently address the risks associated with research and development, the risks associated with clinical trials and the risks associated with obtaining regulatory approvals. In particular, we refer the Staff to the following risk factors:

         "Our product and product candidates are in various stages of development and may not be developed or commercialized successfully."

         "GEM 21S and our current product candidates are all based on the same protein, rhPDGF. If one of them reveals safety or fundamental efficacy issues in clinical trials, it may impact the development path for all our other current product candidates."

         "We may be unable to establish or enter into the necessary partnerships and agreements with other companies who provide a component critical to the development and

commercialization of our product candidates, including intellectual property, raw materials, manufacturing assistance, regulatory assistance and other assistance necessary to develop and market our product candidates successfully."

         "We are subject to extensive governmental regulation including the requirement of FDA approval or clearance before our product and product candidates may be marketed."

         "Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad."

         "The results of our clinical trials may be insufficient to obtain regulatory approval for our product candidates."

         "We have only limited experience in regulatory affairs, and some of our products may be based on new technologies. These factors may affect our ability or the time we require to obtain necessary regulatory approvals."

         "Patients may discontinue their participation in our clinical studies, which may negatively impact the results of these studies and extend the timeline for completion of our development programs."

                  OUR ALLIANCES, PAGE 2
                  ---------------------

         6. WITH NOTE YOUR REFERENCE TO SIGNIFICANT NEAR AND LONG-TERM REVENUES.

         o    GIVEN YOUR STATUS OF DEVELOPMENT AND LACK OF HISTORY WITH
              COMMERCIAL SALES OF YOUR PRODUCTS, PLEASE PROVIDE US THE BASIS
              FOR THIS STATEMENT.

         o    PLEASE BALANCE THIS STATEMENT WITH EQUALLY PROMINENT DISCLOSURE
              OF YOUR HISTORIC REVENUE FROM PRODUCT SALES AND YOUR DISCLOSURE
              ON PAGE 7 THAT YOU EXPECT LOSSES FOR AT LEASE THE NEXT FEW YEARS.

         The Company has revised its disclosure on page 2 to reference near- and long-term "payments" versus "revenues." The significant payments are provided for in various agreements to which the Company is a party. The Company entered into three agreements with Luitpold Pharmaceuticals, Inc. (Luitpold), a manufacturing and supply agreement, a worldwide exclusive sublicense agreement and a research, development and marketing agreement.

         The manufacturing and supply agreement includes a minimum purchase commitment for the first seven years, and allows for annual pricing increases based on inflation and increases in the Company's manufacturing costs.

         The sublicense agreement includes minimum royalties for the first six years, and both the sublicense agreement and the research, development and marketing agreement include

various milestone payments, including a milestone payment the Company will receive from Luitpold if it receives EU regulatory approval for GEM 21S. In view of these commitments, the Company anticipates that it will receive near-term
(between now and the end of 2008) payments of at least approximately $34 million and long-term (between now and the end of 2012) payments of at least approximately $91 million.

         The Company has revised the disclosure on page 2 to state its historic revenue from product sales and expected future losses.

                  MARKET TRENDS, PAGE 2
                  ---------------------

         7. PLEASE DEMONSTRATE TO US THAT YOUR PRODUCTS SERVE THE ENTIRE MARKET
CITED IN THIS DISCLOSURE.

         We have reviewed all of the market data cited in the registration statement and have compiled the summary below in response to the Staff's comment.

-------------------------------------------------------------------------------
MARKET                              HOW OUR PRODUCTS SERVE THE SPECIFIED MARKET
-------------------------------------------------------------------------------

Periodontal                         See the indications included in the copy
                                    of the GEM 21S package insert that we are
                                    supplementally providing to the Staff. GEM
                                    21S is approved for use as a completely
                                    synthetic bone grafting system for bone
                                    and periodontal regeneration. The
                                    Company's product addresses the entire
                                    periodontal market.

-------------------------------------------------------------------------------
Musculoskeletal (treatment,         The Company's product and product candidates
services, devices,                  will not serve each of these markets as a
pharmaceuticals and                 whole, but would serve significant segments
biologics)                          of the musculoskeletal market, specifically
                                    the biologics market. Information regarding
                                    the entire musculoskeletal market is
                                    provided to place the biologics market in
                                    context. The Company has revised the
                                    disclosure on page 2 to clarify the
                                    segment of the musculoskeletal market that
                                    its products will serve.

-------------------------------------------------------------------------------
Fractures                           The Company's GEM OS1 product candidate
                                    currently is in a clinical trial to study
                                    its use to treat wrist fractures.

-------------------------------------------------------------------------------
Osteoporosis                        The Company plans to conduct an animal
                                    study to evaluate the effectiveness of its
                                    GEM OS2 product candidate to augment
                                    osteoporotic bone.

-------------------------------------------------------------------------------
Cartilage, ligament, and tendon     The Company's product candidates GEM LT and
injuries                            GEM C are still in the early stages of
                                    development and are intended to serve these
                                    markets as a whole.

-------------------------------------------------------------------------------

Orthopedic (joint replacement,      The Company believes that its GEM OS product
fracture repair, sports injury      candidates will be used in joint
and spinal)                         replacement, fracture repair and spinal
                                    surgeries. Bone grafting products are
                                    increasingly being used in these procedures.
                                    The Company's product candidates GEM LT and
                                    GEM C still are in the early stages of
                                    development and are intended to serve the
                                    sports injury market.

-------------------------------------------------------------------------------
Bone grafting and osteobiologics    See page 1 of the Vector Securities
                                    International Report provided supplementally
                                    as Exhibit B, which indicates that growth
                                    factor products are included in the
                                    osteobiologics market segment.

-------------------------------------------------------------------------------

8.   WITH REGARD TO THE DATA YOU CITE IN THIS SECTION, PLEASE TELL US:

     o    HOW YOU CONFIRMED THAT THE DATA REFLECTS THE MOST RECENT AVAILABLE
          INFORMATION,

     o    WHETHER THE DATA IS PUBLICLY AVAILABLE,

     o    WHETHER YOU PAID FOR THE COMPILATION OF THE DATA,

     o    WHETHER THE DATA WAS PREPARED FOR USE IN THE REGISTRATION STATEMENT,
          AND

     o    WHETHER THE AUTHORS OF THE DATA CONSENTED TO YOUR USE OF IT IN THE
          REGISTRATION STATEMENT.

         IF YOU WERE AFFILIATED WITH THE PREPARATION OF THE DATA, PLEASE ENSURE
THAT YOUR DISCLOSURE CLEARLY INDICATES THE NATURE OF ALL SUCH AFFILIATIONS.

         The Company did its own research in order to obtain market data.

         The chart indicated below summarizes the sources for the industry data.
The Company is not affiliated in any way with any of the entities that published the data. Supplementally, with its first filing, the Company provided to the
Staff the industry reports that were used and the cross-references to the sources.

-------------------------------------------------------------------------------------------------------------
                                                                         PREPARED FOR USE
                                                       PAID FOR BY THE   IN REGISTRATION
SOURCE                            PUBLICLY AVAILABLE   COMPANY           STATEMENT          CONSENT OBTAINED
-------------------------------------------------------------------------------------------------------------

Medical Device Link               Yes                  No                No                 No
-------------------------------------------------------------------------------------------------------------
OraPharma, Inc.                   Yes                  No                No                 No
-------------------------------------------------------------------------------------------------------------
OrthoFactBook                     Yes                  Yes               No                 Yes
-------------------------------------------------------------------------------------------------------------
AAOS Position Statement           Yes                  No                No                 No
-------------------------------------------------------------------------------------------------------------
Gabelli & Company, Inc.           Yes                  No                No                 No
-------------------------------------------------------------------------------------------------------------
womancando.org                    Yes                  No                No                 No
-------------------------------------------------------------------------------------------------------------

                  THE OFFERING, PAGE 4
                  --------------------

         9. WE NOTE YOUR REFERENCE AT THE BOTTOM OF PAGE 4 TO A SPLIT THAT "MAY"
OCCUR. WITH A VIEW TOWARD CLARIFIED DISCLOSURE, PLEASE TELL US THE REASONS FOR
ANY DOUBT ABOUT WHETHER YOU WILL COMPLETE THE SPLIT.

         Based on its discussions with the underwriters regarding the price range for the Company's common stock, the Company may effectuate a stock split prior to the consummation of the offering. At this time, the price range has not been determined. As a result, the Company cannot definitively conclude whether a stock split will be effected. The stock split information will be provided along with the price range prior to the printing of a preliminary prospectus.

                  RISK FACTORS, PAGE 7
                  --------------------

         10. PLEASE REVISE THE INTRODUCTORY PARAGRAPH TO REMOVE ANY IMPLICATION
THAT YOU HAVE OMITTED MATERIAL RISK FACTORS. ADD ANY RISK FACTOR DISCLOSURE
NECESSARY TO MAKE THE REVISED INTRODUCTORY PARAGRAPH TRUE.

         The Company has revised the introductory paragraph of the section titled "Risk Factors" on page 8 to remove any implication that the Company has omitted material risk factors.

                  WE MAY BE UNABLE TO OBTAIN THE RHPDGF WE NEED ..., PAGE 9
                  ---------------------------------------------------------

         11. PLEASE QUANTIFY THE EXTENT OF YOUR PRE-2002 FERMENTED RHPDGF SUPPLY
IN A MANNER THAT PROVIDES INVESTORS THE ABILITY TO EVALUATE THE EXTENT OF THE
RISK.

         The Company has revised the disclosure on pages 10 and 11 to quantify the extent of pre-2002 fermented rhPDGF in order to provide investors the ability to evaluate the risk.

                  WE MAY BE UNABLE TO ESTABLISH OR ENTER INTO THE NECESSARY
                  ----------------------------------------------------------
PARTNERSHIPS..., PAGE 10
------------------------

         12. IN THE HEADING OF THIS RISK FACTOR YOU INDICATE YOU MAY BE UNABLE
TO OBTAIN A COMPONENT CRITICAL TO THE COMMERCIALIZATION OF GEM 21S. AS IT
APPEARS YOU

ARE CLOSE TO SELLING YOUR GEM 21S PRODUCT TO THE PUBLIC, PLEASE BRIEFLY IDENTIFY
WHAT ADDITIONAL ASSISTANCE IS NECESSARY TO DEVELOP AND MARKET GEM 21S.

         The Company has revised the heading of the risk factor on page 11. No additional arrangements or assistance is required for the development or marketing of GEM 21S.

                  IF WE ARE UNABLE TO ESTABLISH ADEQUATE SALES AND MARKETING...,
                  --------------------------------------------------------------

-------

         13. CLARIFY WHETHER LUITPOLD OR ITS AFFILIATES HAVE PRODUCTS THAT
COMPETE WITH YOURS.

         The Company has revised the disclosure on page 12 to reflect that
Luitpold and its affiliates have three products that compete with the Company's product.

                  RISKS RELATING TO INTELLECTUAL PROPERTIES, PAGE 13

         14. PLEASE HIGHLIGHT IN THIS RISK FACTOR THE FIRST TO EXPIRE OF YOUR
MATERIAL PATENTS.

         The Company has revised its risks relating to intellectual property on page 14 to highlight the first to expire of its material patents.

                  USE OF PROCEEDS, PAGE 25
                  ------------------------

         15. PLEASE DISCLOSE THE APPROXIMATE AMOUNT INTENDED TO BE USED FOR EACH
IDENTIFIED USE OF PROCEEDS. ALSO, IF THE SIZE OF YOUR OFFERING SIGNIFICANTLY
EXCEEDS THE PROCEEDS ALLOCATED TO THE DISCLOSED PURPOSES, PLEASE DISCUSS THE
PRINCIPAL REASONS FOR THE CONDUCTING AN OFFERING OF THIS SIZE AT THIS TIME.

         The Company intends to disclose the approximate amount intended to be used for each identified use of the offering proceeds. The Company cannot do so, however, until the offering size is determined. Should the size of the offering significantly exceed the Company's use of proceeds, the Company will explain the principal reasons for conducting an offering of that size.

                 CAPITALIZATION, PAGE 27
                 -----------------------

         16. PLEASE REMOVE THE DISCUSSION OF AND CAPTION FOR YOUR CASH AND CASH
EQUIVALENTS AND MARKETABLE SECURITIES FROM YOUR PRESENTATION OF CAPITALIZATION.

         The Company has removed the discussion of and caption for cash and cash equivalents and marketable securities from its presentation of capitalization on page 28.

                 SUMMARY FINANCIAL DATA, PAGE 5, AND SELECTED FINANCIAL DATA,
                 ------------------------------------------------------------

-------

         17. SINCE YOUR INCEPTION DATE IS APRIL 14, 1999, IT APPEARS THAT YOU
SHOULD INCLUDE SELECTED FINANCIAL DATA FOR YOUR STATEMENTS OF OPERATIONS FOR THE
FISCAL YEARS ENDED DECEMBER 31, 2000 AND 2001, AND AS OF DECEMBER 31, 2000 FOR
YOUR BALANCE SHEET DATA. REFER TO ITEM 301 OF REGULATION S-K. IN ADDITION, YOU
SHOULD DELETE THE PRESENTATION OF STATEMENT OF OPERATIONS INFORMATION FOR THE
PERIOD FROM INCEPTION (APRIL 14, 1999) THROUGH DECEMBER 31, 2001, OR TELL US AND
DISCLOSE WHY YOU BELIEVE THE PRESENTATION OF THIS INFORMATION IS MEANINGFUL OR
NECESSARY.

         The Company has separately addressed this comment in a letter to the
Staff dated March 20, 2006, and based on that response, the SEC Staff has not disagreed with the presentation with inclusion of additional textual disclosure provided in the Summary and Selected Financial Data sections on pages 6 and 31.

         18. WE NOTE THAT YOU REFLECT A STOCK SPLIT THAT MAY OCCUR PRIOR TO THE
COMPLETION OF THE OFFERING IN YOUR PRO FORMA AS ADJUSTED SUMMARY BALANCE SHEET
DATA ON PAGES 6 AND 31. WITH REFERENCE TO THE USE OF THE WORD "MAY," PLEASE TELL
US WHY YOU BELIEVE IT IS APPROPRIATE TO PRESENT THIS, AND ONLY THIS, PRO FORMA
INFORMATION IN THE FILING. WE ALSO REFER TO THE DISCLOSURE ON PAGE 4 STATING
THAT THE INFORMATION IN THE PROSPECTUS ASSUMES THAT THE STOCK SPLIT OCCURRED AND
THE PRO FORMA AS ADJUSTED INFORMATION ON PAGES 27 AND 28. PLEASE ALSO ADDRESS
HOW YOU CONSIDERED SAB TOPIC 4C WITH RESPECT TO THE PRESENTATION IN YOUR
FINANCIAL STATEMENTS. THE DISCLOSURE IN THE FILING SHOULD EXPLAIN THE BASIS FOR
YOUR PRESENTATION CONSISTENT WITH YOUR RESPONSE.

         As noted above, the Company is considering a stock split prior to the consummation of the offering. Once the price range is determined, the Company will make a determination regarding a possible stock split. The Company will revise the registration statement disclosure and the Company's financial information and consolidated financial statements will be restated in order to give retroactive effect to any stock split.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         -----------------------------------------------------------------------
OF OPERATION, PAGE 32
---------------------

                  CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 33
                  ---------------------------------------------------

         19. GIVEN THAT YOU HAVE $14.6 MILLION OF PURCHASE OBLIGATIONS AS OF
SEPTEMBER 30, 2005 RELATED TO CONTRACTS UNDER WHICH YOU HAVE AGREED TO MAKE
MINIMUM ANNUAL PURCHASE COMMITMENTS, PLEASE TELL US YOUR CONSIDERATION OF
WHETHER OR NOT YOUR ASSUMPTION UNDERLYING YOUR FUTURE INVENTORY NEEDS REPRESENTS
A CRITICAL ACCOUNTING ESTIMATE. PLEASE ALSO REFER TO STATEMENT 10 IN CHAPTER 4
OF ARB 43.

         The Company has revised the disclosure on page 36 with respect to the critical accounting policy discussion and created a separate critical accounting estimate regarding "Valuation of Purchase Commitments."

                  ACCRUED EXPENSES, PAGE 34
                  -------------------------

         20. PLEASE TELL US AND DISCLOSE, TO THE EXTENT MATERIAL, HOW ACCURATE
THE ESTIMATE/ASSUMPTION HAS BEEN IN THE PAST, HOW MUCH THE ESTIMATE/ASSUMPTION
HAS CHANGED IN THE PAST, AND WHETHER THE ESTIMATE/ASSUMPTION IS REASONABLY
LIKELY TO CHANGE IN THE FUTURE. SEE SEC RELEASE 33-8350. GIVEN THAT YOU RECEIVE
MONTHLY INVOICES IN ARREARS AND THAT THIS INFORMATION APPEARS TO BE AVAILABLE
PRIOR TO THE ISSUANCE OF YOUR FINANCIAL STATEMENTS, PLEASE TELL US WHY YOU
CONSIDER ACCRUED EXPENSES TO BE A CRITICAL ACCOUNTING ESTIMATE.

         The Company has included Accrued Expenses as a critical accounting estimate due primarily to the material purchase and milestone obligations that the Company has with its patent licensors and suppliers that are due upon the achievement of differing milestones under each agreement. Further, some of the obligations are not fixed, but are subject to fluctuation based on performance criteria associated with product development as well as future sales by Luitpold of the Company's products. As such, certain judgments are required regarding the timing of when those performance criteria are met and, in certain instances, the
Company must estimate the amount of any obligation that should be accrued at the end of each period. Each of the estimated amounts has been and will continue to be material to the consolidated financial statements. From the Company's inception in April 1999 through December 31, 2005, the Company's estimates and assumptions have been very accurate due to the contractual nature of the obligations thus far and the limited level of activity. As the Company's operations increase and the level of activity with its suppliers and patent licensors increase, the Company's estimates and assumptions are likely to change in the future and these estimates will be affected by higher levels of subjectivity regarding the timing and amounts of future payment obligations. The
Company has revised the disclosures on page 35 to further clarify this critical accounting estimate.

                  STOCK-BASED COMPENSATION, PAGE 35
                  ---------------------------------

         21. IF YOUR VALUATION OF FAIR VALUE OF YOUR COMMON STOCK FOR THE
DETERMINATION OF STOCK BASED COMPENSATION WAS RETROSPECTIVE, WE BELIEVE THAT THE
FOLLOWING DISCLOSURES WOULD BE HELPFUL TO AN INVESTOR SINCE CHANGES IN YOUR
METHODOLOGIES AND ASSUMPTIONS COULD HAVE A MATERIAL IMPACT UPON YOUR FINANCIAL
STATEMENTS. PLEASE REVISE TO PROVIDE THE FOLLOWING DISCLOSURES IN MD&A:

          o    THE AGGREGATE INTRINSIC VALUE OF ALL OUTSTANDING OPTIONS BASED ON
               THE MIDPOINT OF THE ESTIMATED IPO PRICE RANGE.

          o    DISCUSS THE SIGNIFICANT FACTORS, ASSUMPTIONS AND METHODOLOGIES
               USED IN DETERMINING FAIR VALUE FOR THOSE OPTIONS GRANTED DURING
               THE TWELVE MONTHS PRIOR TO THE DATE OF THE MOST RECENT BALANCE
               SHEET.

          o    DISCUSS EACH SIGNIFICANT FACTOR CONTRIBUTING TO THE DIFFERENCE
               BETWEEN THE FAIR VALUE AS OF THE DATE OF GRANT AND THE ESTIMATED

               IPO PRICE FOR OPTIONS GRANTED DURING THE TWELVE MONTHS PRIOR TO
               THE DATE OF THE MOST RECENT BALANCE SHEET.

          o    DISCLOSE THE VALUATION METHOD USED AND THE REASONS WHY YOU CHOOSE
               THAT METHOD.

         The Company has revised the disclosure on pages 37 and 38 to indicate that the board of directors made certain initial determinations regarding the fair value of the common stock underlying the options at each of the respective option grant dates. The Company also has revised its disclosure to indicate that the board of directors has retrospectively reviewed those initial determinations of fair value and revised the fair value determinations to take into consideration the Company's progress toward FDA approval during 2005 and the probability of the success of the Company's initial public offering. The Company also has expanded the disclosure to indicate that the board of directors considered a number of factors in making its fair value determination with respect to options granted by it. The notes to the consolidated financial statements have been revised to provide certain additional disclosure.

         The Company has revised the disclosure on pages 37 and 38 to provide the additional detail requested, including the significant assumptions and factors used and the valuation method chosen by the Company. Please note that the disclosure in the registration statement does not give effect to the indicative pricing information that has been provided by the underwriters.
Supplementally, the Company has provided a detailed discussion of the factors identified above based on that indicative range, as well as the deferred compensation expense associated with the options granted by the Company during
2005. The discussion is provided supplementally in Exhibit C.

         On page 38 the Company has revised the disclosure to provide the weighted average exercise price of the options issued during 2005 and the method and period over which the Company will expense the compensation.

                  CONTRACTUAL OBLIGATIONS, PAGE 40
                  --------------------------------

         22. WE NOTE THAT YOUR "FIXED CONTRACTUAL CASH OBLIGATIONS DUE UPON FDA
APPROVAL AND THE 36 MONTH PERIOD FOLLOWING FDA APPROVAL ARE OUTLINED" IN YOUR
CONTRACTUAL OBLIGATIONS TABLE ON PAGE 40. PLEASE RESPONSE TO THE FOLLOWING
COMMENTS:

          o    YOU REFER TO "MILESTONE PAYMENTS" IN THE FIRST SENTENCE OF THIS
               SECTION. PLEASE TELL US WHETHER THIS REFERS TO THE FIXED
               CONTRACTUAL CASH OBLIGATIONS DUE UPON FDA APPROVAL AND THE 36
               MONTH PERIOD FOLLOWING FDA APPROVAL, OR WHETHER THERE ARE OTHER
               MILESTONE PAYMENTS.

          o    IF THERE IS ANY OTHER FORM OF CONSIDERATION THAT YOU ARE REQUIRED
               TO EXCHANGE UNDER YOUR CONTRACTUAL OBLIGATIONS, PLEASE TELL US
               AND DISCLOSE THE NATURE AND AMOUNT OF THOSE OBLIGATIONS.

                                       10

          o    PLEASE TELL US HOW YOU ACCOUNT FOR MILESTONE PAYMENTS MADE TO
               SUPPLIERS AND WHY. CITE THE ACCOUNTING LITERATURE YOU APPLIED AND
               HOW YOU APPLIED THAT LITERATURE TO YOUR FACTS AND CIRCUMSTANCES.
               DISCUSS THE BUSINESS REASONS FOR THESE PAYMENTS TO SUPPLIERS.

          o    PLEASE TELL US UNDER WHICH CAPTION THESE PAYMENTS TO SUPPLIERS
               AND PATENT LICENSEES ARE INCLUDED IN THE TABLE AND WHY.

          o    SINCE YOUR PAYMENTS TO SUPPLIERS INCLUDE MILESTONE PAYMENTS IN
               ADDITION TO MINIMUM PURCHASE QUANTITIES, PLEASE REVISE YOUR
               DISCUSSION IN THE NOTES TO THE FINANCIAL STATEMENTS TO INCLUDE
               ALL SIGNIFICANT TERMS OF YOUR SUPPLIER'S AGREEMENTS, INCLUDING
               THE NATURE AND AMOUNT OF THE MILESTONE OBLIGATIONS, AND HOW YOU
               ACCOUNT FOR THE PAYMENTS.

         The "milestone payments" referred to in the Company's contractual obligations table represent the fixed contractual obligations due upon FDA approval and during the 36-month period following FDA approval as well as all of the Company's fixed contractual obligations whether to be paid in cash or any other form of consideration and all of our fixed contractual obligations have been included in the table. The Company does not have any current intentions to settle these fixed contractual obligations using anything other than cash. In order to clarify the disclosures, the Company has removed the word "cash" from the references to the contractual obligations table.

         The Company has applied the guidance in paragraphs 7-11 of Statement of
Financial Accounting Standards (SFAS) No. 2, Accounting for Research and
Development Costs, to determine the appropriate accounting treatment for the milestone payments made to its suppliers during 2005. The milestone payments made to date under the supply agreements have been expensed as research and development costs. The $5 million milestone payment due to Chiron is intended to reimburse Chiron for its investment in production capacity and infrastructure in order to supply the PDGF component of GEM 21S. The Company believes it is most appropriate to expense these milestone payments as research and development costs based on the following:

          o    Given that GEM 21S is the Company's first product to receive FDA approval, the Company has no history of successful product launches and thus, there is no assurance that the product will be successfully accepted in the marketplace and the Company cannot be assured that the product will be manufactured over an extended period of time.

          o    The suppliers have the ability to curtail manufacturing of the products at their discretion with the only requirements being that each must provide a minimum level of future product prior to ending production and each manufacturer must transfer the
               technology to another manufacturer.

                                       11

          o    Based on these facts above, the Company believes the future recoverability of these supplier milestone payments amounts is not assured and thus, the Company does not believe it is
               appropriate to recognize the payments as assets.

          o    The activities undertaken by the manufacturers/suppliers in these agreements are consistent with the example activities included in
               SFAS No. 2, paragraph 9.

          o    The activities of the manufacturers/suppliers have limited alternative uses other than the production of GEM 21S and the
               Company believes this meets the definition of research and development costs consistent with SFAS No. 2, paragraph 11.

         The "milestone payments" to suppliers and patent licensors are included under the "purchase and supply obligations" caption and the milestone and sublicense payments to licensors are included under the "license obligations"
caption as these amounts represent fixed contractual obligations and are unrelated to minimum lease-related obligations.

         The Company has revised the disclosure in the notes to the consolidated financial statements to include significant terms of its supply agreements, including the nature and amount of the milestone obligations and how the Company accounts for the related payments, subject to the Company's request for confidential treatment as discussed elsewhere in this response letter.

         23. WE NOTE THAT YOUR CONTRACTUAL OBLIGATIONS TABLE INCLUDES ONLY
"FIXED CONTRACTUAL CASH OBLIGATIONS." THE TABLE OF CONTRACTUAL OBLIGATIONS
REQUIRED BY ITEM 303 OF REGULATION S-K IS NOT LIMITED ONLY TO "FIXED CONTRACTUAL
CASH OBLIGATIONS." PLEASE REVISE TO INCLUDE A TABLE OF CONTRACTUAL OBLIGATIONS
THAT COMPLIES WITH AND INCLUDES ALL OF THE ITEMS REQUIRED BY AND DEFINED IN ITEM
303(A)(5) OF REGULATION S-K.

         The Company has revised the disclosure relating to its contractual obligations on pages 42 and 43 to remove the word "cash" as the table includes all fixed contractual obligations regardless of the form of consideration to be paid.

         24. PLEASE CLARIFY HOW YOU DETERMINED THE AMOUNTS PRESENTED AS PURCHASE
OBLIGATIONS. FOR EXAMPLE, WE NOTE THAT THE PURCHASE PRICE FOR QUANTITIES ORDERED
FROM CHIRON VARY DEPENDING UPON THE TOTAL QUANTITY ORDERED.

         Under the Chiron agreement, the prices the Company is obligated to pay will vary depending on the quantity of rhPDGF ordered. The Company assumes pricing based on purchasing the contractual minimum quantity with pricing as adjusted for an estimated inflation factor.

         The Company's agreement with Orthovita obligates the Company to make minimum annual purchases for each of the four years following its initial order under the contract. The

                                       12

Company assumes pricing based on purchasing the contractual minimum quantity with pricing as adjusted for an estimated inflation factor.

         The Company has agreed to make payments to Kensey Nash based on the achievement of specific regulatory and commercial milestones of the products developed under the agreement. The Company does not have any contractual obligations for Kensey Nash at this time as it cannot be certain when milestones will be achieved, if at all.

                  RECENT ACCOUNTING PRONOUNCEMENTS, PAGE 41
                  -----------------------------------------

         25. PLEASE UPDATE YOUR DISCUSSION OF THE IMPACT OF ADOPTING SFAS 123R
AS OF JANUARY 1, 2006, UNLESS YOU EXPECT THAT THE IMPACT ON YOUR FINANCIAL
POSITION AND RESULTS OF OPERATIONS WILL NOT BE MATERIAL. THE DISCLOSURE SHOULD
ASSIST THE READER IN ASSESSING THE SIGNIFICANCE OF THE IMPACT THAT THE ADOPTION
OF THE STANDARD WILL HAVE ON YOUR FINANCIAL STATEMENTS. SEE SAB TOPIC 11.M.

         The Company has revised the disclosure on pages 38 and F-13 to remove the discussion of the adoption of SFAS 123R from the recent accounting pronouncements sections of "Management's Discussion and Analysis of Financial
Condition and Results of Operations" and the financial statement footnotes and has disclosed the adoption of SFAS123R solely within the discussion of the
Company's accounting policies regarding stock based compensation.

                  GEM 21S GROWTH-FACTOR ENHANCED MATRIX FOR PERIODONTAL
                  -----------------------------------------------------
INDICATIONS, PAGE 50
--------------------

         26. PLEASE CLARIFY WHETHER "DECREASED GUM RECESSION" IS AN ADVANTAGE OR
DISADVANTAGE OF YOUR PRODUCT. IN THIS REGARD, PLEASE ENSURE THAT YOUR DISCLOSURE
ABOUT ALL OF YOUR STUDIES IS BALANCED, INCLUDING MATERIAL ADVERSE RESULTS.

         The Company has revised disclosure on page 53 to indicate that
"decreased gum recession" is an advantage of the Company's product. The Company has reviewed the disclosure concerning its studies and has determined that the disclosure is adequately balanced. As stated on page 54, in connection with the human clinical trials, there were no serious adverse events during the study that were directly attributed to the use of GEM 21S and no statistically significant difference in the incidence of adverse events between the treatment and control groups.

                  SALES, MARKETING AND DISTRIBUTION, PAGE 58
                  ------------------------------------------

         27. WE NOTE YOUR REFERENCE IN THIS SECTION AND ELSEWHERE TO
DEVELOPMENT, MILESTONE, BONUS, ROYALTY AND OTHER PAYMENTS AND FEES THAT YOU DO
NOT QUANTIFY. WITH A VIEW TOWARD DISCLOSURE, PLEASE TELL US WHETHER THESE
PAYMENTS WOULD MATERIALLY AFFECT YOUR DISCLOSED HISTORICAL RESULTS AND, IF SO,
PROVIDE YOUR ANALYSIS OF HOW YOUR EXISTING DISCLOSURE IS ADEQUATE.

                                       13

         The Company is seeking confidential treatment of milestone, bonus, royalty and other payments. The Company believes that its discussion in "Risk
Factors" identifies all of the material risks relating to its arrangements with third parties. In "Management's Discussion and Analysis of Financial Condition
and Results of Operations", the Company has discussed payments received during prior periods, as well as expected trends. In particular, we refer the Staff to the statements under the following headings:

         "Critical Accounting Policies and Estimates - Revenue Recognition";

         "Critical Accounting Policies and Estimates - Research and Development
Costs";

         "Results of Operations - Years Ended December 31, 2005 and 2004 -
Revenue";

         "Results of Operations - Years Ended December 31, 2004 and 2003 -
Revenue";

         "Results of Operations - Years Ended December 31, 2003 and 2002 -
Revenue";

         "Liquidity and Capital Resources"; and

         "Liquidity and Capital Resources - Contractual Obligations".

         28. PLEASE SEPARATELY DESCRIBE THE MATERIAL TERMS OF EACH OF THE THREE
AGREEMENTS WITH LUITPOLD, INCLUDING THE PURPOSE, MATERIAL OBLIGATIONS OF THE
PARTIES AND TERMINATION PROVISIONS.

         The Company has revised the disclosure on pages 62 and 63 to more fully describe the material terms of each of the three agreements with Luitpold.

                  SUPPLY AGREEMENTS, PAGE 59
                  --------------------------

         29. PLEASE DISCLOSE THE MATERIAL TERMS OF THE SKELETAL KINETICS AS
DESCRIBED IN NOTE 8 PAGE F-16, INCLUDING THE MATERIAL OBLIGATIONS OF THE PARTIES
AND DURATION AND TERMINATION PROVISIONS. FILE THE AGREEMENT AS AN EXHIBIT TO THE
REGISTRATION STATEMENT.

         The Company has determined that its agreement with Skeletal Kinetics is not material to its business or operations. The agreement with Skeletal Kinetics relates to a specific (beta)-TCP formulation, but does not preclude the Company from purchasing other (beta)-TCP formulations from other companies. In addition, the Company has no fixed obligations under this agreement. Consequently, the disclosure in the notes to the consolidated financial statements has been revised to eliminate references to an agreement with Skeletal Kinetics.

                  MANUFACTURING, PAGE 59
                  ----------------------

         30. PLEASE EXPLAIN WHAT IT MEANS WHEN YOU STATE YOU "EXPECT TO PERFORM
THE LATER STAGES OF THE MANUFACTURE" OF YOUR PRODUCTS AT YOUR FACILITIES.
EXPLAIN WHAT HURDLES REMAIN UNTIL YOU CAN PERFORM SUCH SERVICES.

                                       14

         The Company has revised the disclosure on page 11 to state that currently it is evaluating bringing the final stages of manufacture into its
Franklin, Tennessee facilities. The Company is continuing its evaluation and thus far has identified many of the challenges it faces in performing such services on page 11, see "We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing facilities are unable to provide an adequate supply of products, our growth could be limited and our business could be harmed."

         31. PLEASE DISCLOSE THE MATERIAL TERMS OF YOUR MANUFACTURING
AGREEMENTS, INCLUDING DURATION AND TERMINATION PROVISIONS.

         The Company does not consider its agreements with Patheon, UK, Ltd. or
Penn Pharmaceutical Services, Ltd. material to its business or operations as the services provided by both companies can be replaced without significant delay or expense to the Company. The Company does not have written agreements with
Isotron plc or AAI Development, Inc.

                  INTELLECTUAL PROPERTY, PAGE 60
                  ------------------------------

         32. AS YOU DESCRIBE YOUR DESIRE TO ENTER INTO INTERNATIONAL MARKETS,
PLEASE EXPLAIN WHAT INTERNATIONAL PATENT PROTECTION YOU HAVE.

         The Company has revised its disclosure on page 65 to reflect that it has patent protection for GEM 21S in the EU that expires in 2010 and in Canada that expires in 2015.

         33. PLEASE EXPLAIN THE DIFFERENCE BETWEEN YOUR OWNED PATENTS AND YOUR
LICENSED PATENTS. FROM YOUR REVISED DISCLOSURE, INVESTORS SHOULD BE ABLE TO
UNDERSTAND WHICH ASPECTS OF YOUR PRODUCTS YOU DEVELOPED AND WHICH YOU LICENSE
FROM OTHERS.

         The Company has revised its disclosure on pages 64 and 65 to explain the difference between its owned and licensed patents.

         34. WE NOTE YOUR DISCLOSURE, LIKE ON PAGE 43, THAT OTHERS HAVE
DEVELOPED PRODUCTS USING THE COMPONENTS OF YOUR PRODUCTS. PLEASE REVISE YOUR
DISCLOSURE TO CLARIFY THE SCOPE OF YOUR RIGHTS TO THE INTELLECTUAL PROPERTY SO
THAT INVESTORS CAN UNDERSTAND HOW YOU DO NOT INFRINGE ON THE RIGHTS OF OTHERS.

         The Company has revised its disclosure on page 64, 65 and 66 to clarify the scope of its intellectual property.

         35. PLEASE DISCLOSE THE MATERIAL TERMS OF ALL OF YOUR MATERIAL PATENTS
AND LICENSES, INCLUDING DURATION AND TERMINATION PROVISIONS.

         The Company has revised the disclosure on pages 64, 65 and 66 to include a general description of the scope of the Company's material patents and the expiration dates of the Company's material patents.

                                       15

                  REGULATORY MATTERS, PAGE 63
                  ---------------------------

         36. PLEASE EXPLAIN WHAT YOU MEAN BY AN "IMMUNOLOGICAL IDENTIFY TEST"
AND "HISTORICAL RELEASE AND STABILITY SPECIFICATIONS."

         The Company has revised the disclosure on page 70.

         37. GIVEN THE CONDITIONS DESCRIBED ON PAGE 66, WHERE YOUR MENTION YOUR
FDA APPROVAL IN YOUR COVER GRAPHICS, PROSPECTUS SUMMARY AND ELSEWHERE, PLEASE
MAKE CLEAR THAT THE APPROVAL IS CONDITIONAL.

         The FDA approval of GEM 21S is not a conditional approval. It is an unconditional approval with post-approval requirements relating to GEM 21S. The
FDA distinguishes between a "conditional approval" or "approvable" letter and an
"approval" letter. We direct the Staff to 21 Code of Federal Regulations 814.44
(d) and (e). The Company received an "approval" letter. The Company has revised the disclosure on page 70 to clarify that FDA approval of GEM 21S is not conditional.

         38. WITH A VIEW TOWARD CLARIFIED DISCLOSURE, PLEASE TELL US WHAT STEPS
ARE REQUIRED AFTER YOU SUBMIT THE JUNE 2006 SUPPLEMENT TO THE FDA UNTIL YOU WILL
HAVE SATISFIED THE FIRST CONDITION? MUST THE FDA REVIEW AND APPROVE THE
SUPPLEMENT? IS THIS THE PRIMARY OBSTACLE TO MARKETING YOUR PRODUCT?

         The FDA pre-marketing approval letter reflects that the Company agreed to submit to the FDA a new, additional biological post-approval identity test for rhPDGF product received from Chiron.

         The Company continues to develop the FDA requested immunological assay and currently is on schedule to deliver a pre-marketing approval supplement with the requested information in June 2006. This pre-marketing approval supplement will consist of a report and associated data supporting the use of a biological test in lieu of the current chemical test.

         Following the filing of the pre-marketing approval supplement, the FDA will have six months to conduct a formal review and may ask for additional information. The Company may continue to use the approved chemical test procedure as described in its pre-marketing approval until the new biological test is found acceptable. The FDA must approve the pre-marketing approval supplement in order for the company to use the new test method.

         The Company currently is marketing GEM 21S and may continue to do so.
The new, additional biological test is not an obstacle to the ongoing marketing of GEM 21S as the currently used chemical test continues to be approved by the
FDA. The Company has revised the disclosure on page 70 to clarify the discussion and the implications of the identity test post-approval requirement.

                  THIRD-PARTY REIMBURSEMENT, PAGE 67
                  ----------------------------------

         39. PLEASE CLARIFY WHETHER YOUR PRODUCT HAS RECEIVED THE REQUIRED CODES
OR APPROVALS FOR REIMBURSEMENT THROUGH MEDICARE OR ANY OTHER THIRD-PARTY PAYER.

                                       16

         The Company has revised the disclosure on page 72 to clarify the discussion regarding reimbursement through Medicare and other third-party payers.

                  MANAGEMENT, PAGE 69
                  -------------------

         40. PLEASE ENSURE THAT YOU HAVE PROVIDED ALL DISCLOSURE REQUIRED BY
REGULATION S-K ITEM 401 REGARDING THE BACKGROUND OF YOUR OFFICERS AND DIRECTORS
FOR THE PAST FIVE YEARS. FOR EXAMPLE, IT IS UNCLEAR HOW THE DISCLOSURE OF MR.
DOUGLAS'S BACKGROUND COVERS THE LAST FIVE YEARS, AND THE PRINCIPAL BUSINESS OF
ENTITIES NAMED IN THE DISCLOSURE REGARDING DR. DYRBERG AND DR. HANHAM IS
UNCLEAR.

         The Company has reviewed and revised its disclosure on pages 75, 76,
77 and 78 to provide all disclosure required by Regulation S-K, Item 401.

                  SCIENTIFIC ADVISORY BOARDS, PAGE 73
                  -----------------------------------

         41. WITH A VIEW TOWARD CLARIFIED DISCLOSURE REGARDING THE BOARDS'
ROLES, PLEASE TELL US THE NUMBER OF TIMES THEY HAVE MET AS A BOARD WITH YOU IN
THE PERIODS PRESENTED IN THE REGISTRATION STATEMENT, THE NATURE OF THOSE
MEETINGS, AND THE AMOUNT OF COMPENSATION THAT THEY ARE PAID. IF THESE
INDIVIDUALS DO NOT PERFORM MANAGEMENT FUNCTIONS, IT IS UNCLEAR WHY IT IS
APPROPRIATE TO INCLUDE THE DISCLOSURE IN THE MANAGEMENT SECTION OF YOUR
DOCUMENT. ALSO, NOTE THE REQUIREMENT IN REGULATION S-K ITEM 401(C) TO PROVIDE
DISCLOSURE TO THE SAME EXTENT AS IN THE CASE OF EXECUTIVE OFFICERS.

         The Company has moved the disclosure regarding the Scientific Advisory
Boards from the "Management" section of the registration statement to the
"Business" section. Given that members of the Scientific Advisory Boards do not perform management functions, the Company believes that moving this disclosure may eliminate any possible confusion regarding the role of the members. In addition, the Company has revised the disclosure to clarify the role of the
Scientific Advisory Boards.

                  SUMMARY COMPENSATION, PAGE 76
                  -----------------------------

         42. PLEASE DO NOT ALTER THE COLUMN HEADINGS REQUIRED BY REGULATION S-K
ITEM 402. FOR EXAMPLE, WE NOTE YOUR ADDITION OF A COLUMN REGARDING "RESTRICTED
STOCK OPTIONS." IF YOU INTENDED TO REFER TO RESTRICTED STOCK AWARDS, PLEASE NOTE
THE FOOTNOTE DISCLOSURE REQUIRED BY INSTRUCTION 2 TO ITEM 402(B)(2)(IV).

         The Company has revised the disclosure on page 80 to delete the column regarding "Restricted Stock Options."

         43. PLEASE RECONCILE YOUR DISCLOSURE IN THE SUMMARY COMPENSATION TABLE
WITH YOUR DISCLOSURE REGARDING THE EXECUTIVES' EMPLOYMENT AGREEMENTS.

         The Company has revised the disclosure on page 80 to reconcile the disclosure in the summary compensation table with the disclosure regarding the executives' employment agreements.

                                       17

                  2005 EMPLOYEE STOCK PURCHASE PLAN, PAGE 80
                  ------------------------------------------

         44. PLEASE DISCLOSE THE EXERCISE DATE OF THE OPTIONS GRANTED IN
CONNECTION WITH THE PLAN.

         The Company has revised the disclosure on page 85 to disclose the exercise date of the options granted in connection with the plan.

                  AGREEMENT WITH DIRECTORS AND OFFICERS, PAGE 84
                  ----------------------------------------------

         45. PLEASE EXPLAIN HOW THE $41,562.51 PAID TO YOUR CEO THROUGH HARVARD
IS CALCULATED, AND EXPLAIN ANY MATERIAL CHANGES TO THE CALCULATION THAT WILL
RESULT AS YOU BEGIN TO MARKET PRODUCTS.

         Nine of the Company's US patents are co-owned with Harvard College
("Harvard"), and Harvard has exclusively licensed its rights for six cases which encompass these patents to the Company. Dr. Lynch is an inventor on a number of these patents and as such he is entitled to a share of the royalty money that
Harvard collects. Harvard has a policy which states that for each case, the inventors as a group will receive 35% of the royalty money. Once the income on a case has reached $50,000, the inventors as a group receive 25% of the royalty money for the duration of the life of the patents.

         Dr. Lynch is not the only inventor on these patents so he does not receive the full inventor's share. As of March 30, 2006, Dr. Lynch has personally received $419,642.68 from Harvard as a result of payments from
BioMimetic to Harvard. As of that date, one case was above the $50,000 threshold, and five cases were below the threshold. After Dr. Lynch receives another $9,083.22 each case will be above the $50,000 threshold. From that point on, Dr. Lynch will receive 19.8% of all future milestone payments, sublicense fees, equity proceeds and royalties on sales that Harvard collects from the
Company. As the US patents co-owned with Harvard expire, the Company is no longer obligated to pay royalties on products sold using those patents and Dr.
Lynch's share of the Company's payments to Harvard will decrease over time.

         The Company has revised the disclosure on pages 88 and 89 to update the amount of the payments Dr. Lynch has received from Harvard. Supplementally, as
Exhibit D to this letter, we are providing the Staff with support for this explanation.

         46. PLEASE QUANTIFY DR. LYNCH'S OWNERSHIP IN NOBLEGENE DEVELOPMENT LLC.
PLEASE QUANTIFY THE AMOUNTS HE RECEIVES FROM THE COMPANY FOR THIS LEASE. PLEASE
EXPLAIN WHETHER YOU BELIEVE THIS LEASE IS AT MARKET RATES NEGOTIATED BETWEEN
ARMS LENGTH PARTIES. WE NOTE THAT YOU MAY USE SOME OF THE PROCEEDS TO EXPAND
YOUR MANUFACTURING FACILITIES. PLEASE ENSURE THAT YOU DISCLOSE PAYMENTS OF
PROCEEDS TO AFFILIATES.

         Dr. Lynch is one of two members of, and owns 50% of the interests in,
Noblegene Development LLC ("Noblegene"). To date, Dr. Lynch has not received any amounts from the Company for the lease because Noblegene has operated at a loss and has not made any

                                       18

distributions of profits to its members. Dr. Lynch will not receive any amounts from the Company for the lease unless and until Noblegene distributes profits to its members.

         The Company believes that the lease is at market rates negotiated between arms length parties. The lease was reviewed by the audit committee of the Company's Board of Directors, including a review of the rent per square foot for comparable office space in the Franklin and Nashville, Tennessee areas.

         The Company does not anticipate making a payment of a portion of the offering proceeds to Noblegene unless the Company leases additional office space from Noblegene. The Company intends to disclose any payments of offering proceeds to affiliates.

         47. PLEASE CLARIFY AND QUANTIFY WHETHER YOU HAVE MADE ANY PAYMENTS TO
DR. CAPLAN SINCE 2004.

         The Company has not made any payments to Dr. Caplan since 2004. As disclosed on page 89, the Company made payments to Case Western Reserve
University in 2003 and 2005 to conduct certain research in bone cell growth to be directed by Dr. Caplan.

         48. PLEASE QUANTIFY THE PAYMENTS MADE TO DR. WISNER-LYNCH SINCE THE
THIRD-QUARTER OF 2005.

         The Company has revised the disclosure on page 89 to disclose the payments made to Dr. Wisner-Lynch through December 31, 2005.

         49. PLEASE IDENTIFY THE PARTIES TO THE CONSULTING AGREEMENTS DESCRIBED
ON PAGE 86. QUANTIFY THE PAYMENTS ASSOCIATED WITH THOSE AGREEMENTS.

         The Company has entered into consulting agreements with clinicians and physicians, including members of its Scientific Advisory Boards. The Company does not believe that any consulting agreement to which it is currently a party is material to its business or operations. As discussed in response to the
Staff's comment 41 above, the members of the Scientific Advisory Boards do not perform management functions. The Company has deleted the disclosure regarding other consulting arrangements because none of the consulting agreements, except for the consulting agreements with Dr. Arnold Caplan and Case Western Reserve
University described on page 89, are related party transactions.

         50. PLEASE FILE THE AGREEMENTS MENTIONED IN THIS SECTION AND YOUR
REGISTRATION RIGHTS AGREEMENT.

         The Company has filed as exhibits the following documents:

          o    Amended and Restated Information and Registration Rights
               Agreement dated October 21, 2004 and

          o    Amendment to the Amended and Restated Information and
               Registration Rights Agreement dated April 29, 2005.

                                       19

         The consulting agreements with Dr. Arnold Caplan and Case Western
Reserve University and the former consulting agreement with Dr. Leslie
Wisner-Lynch are described in this section solely because they are related party transactions. The Company does not believe that any of these agreements or any other consulting agreement to which it is currently a party is material to its business or operations and, as a result, the Company has not filed them as exhibits.

         51. PLEASE DISCLOSE THE TERMS OF YOUR INTENTION TO GRANT OPTIONS TO
RELATED PARTIES AS MENTIONED AT THE BOTTOM OF PAGE 22.

         The Company presently does not intend to grant options to related parties upon the closing of the offering. The Company has deleted the disclosure relating to such grants.

                  PRINCIPAL STOCKHOLDERS, PAGE 87
                  -------------------------------

         52. PLEASE IDENTIFY THE INDIVIDUALS WHO BENEFICIALLY OWN THE SHARES
HELD IN THE NAME OF THE ENTITIES INCLUDED IN THE TABLE.

         The Company has revised the footnotes to the table on pages 92 and 93 in order to identify the individuals who beneficially own the shares for the named entities.

         53. GIVEN THE DISCLOSURE IN FOOTNOTE 2, IT IS UNCLEAR WHY IT IS
APPROPRIATE TO EXCLUDE THE SHARES FROM MR. EHRLICH'S BENEFICIAL OWNERSHIP AS YOU
DO IN FOOTNOTE 10. PLEASE REVISE OR ADVISE.

         The Company has revised the principal stockholders table and footnote
12 thereto on page 93 to clarify Mr. Ehrlich's beneficial ownership.

                  COMMON STOCK, PAGE 89
                  ---------------------

         54. PLEASE DISCLOSE THE NUMBER OF HOLDERS OF YOUR COMMON EQUITY.

         The disclosure on page 94 states that there are four holders of record of the Company's common stock.

                  EXPERTS, PAGE 98
                  ----------------

         55. PLEASE EITHER REMOVE YOUR REFERENCE TO THE AUDITED FINANCIAL
STATEMENTS FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 21, 2004 OR INCLUDE
THOSE FINANCIAL STATEMENTS IN THE FILING.

         The Company has removed the reference.

                  PRICING, PAGE 97
                  ----------------

         56. PLEASE REVISE THE LAST PARAGRAPH ON PAGE 97 TO PROVIDE MORE
SPECIFIC DISCLOSURE ABOUT YOUR RELATIONSHIPS WITH THE UNDERWRITERS.

                                       20

         The Company has revised the disclosure in the last paragraph on page
102 to provide more specific disclosure about its relationships with the underwriters.

                     INDEX TO FINANCIAL STATEMENTS, PAGE F-1
                     ---------------------------------------

         57. PLEASE UPDATE THE FINANCIAL STATEMENTS AS REQUIRED BY RULE 3-12 OF
REGULATION S-X.

         This amendment includes updated consolidated financial statements for the year ended December 31, 2005.

         58. PLEASE APPLY ANY COMMENTS RELATED TO YOUR INTERIM FINANCIAL
STATEMENTS TO THE APPLICABLE SIMILAR DISCLOSURE IN YOUR ANNUAL FINANCIAL
STATEMENTS.

         In preparing its year-end consolidated financial statements, the
Company considered the Staff's comments and has given effect to all applicable comments.

                  UNAUDITED CONDENSED FINANCIAL STATEMENTS, PAGE F-2
                  --------------------------------------------------

                  CONDENSED STATEMENTS OF STOCKHOLDERS' DEFICIT, PAGE F-5
                  -------------------------------------------------------

         59. YOU SHOULD NOT PRESENT A FINANCIAL STATEMENT FOR A FISCAL PERIOD IN
EXCESS OF TWELVE MONTHS. AS SUCH, IT APPEARS THAT YOU SHOULD REMOVE THE
PRESENTATION OF THE PERIOD FROM INCEPTION (APRIL 14, 1999) TO DECEMBER 31, 2001
AND REPLACE IT WITH A ROLLFORWARD INCLUDING THE PERIOD FROM INCEPTION THROUGH
DECEMBER 31, 1999, TO DECEMBER 31, 2000, AND TO DECEMBER 31, 2001.

         The Company has separately addressed this comment in a letter to the
Staff dated March 20, 2006, and based on that response, the SEC Staff has not disagreed with the presentation with inclusion of additional textual disclosure provided in the Summary and Selected Financial Data sections on pages 6 and 31.

         60. REFER TO YOUR PRESENTATION OF THE ISSUANCE OF COMMON STOCK OPTIONS
WITHIN YOUR STATEMENT OF STOCKHOLDERS' DEFICIT. PLEASE SEPARATELY DISCLOSE STOCK
OPTIONS ISSUED TO EMPLOYEES AND NON-EMPLOYEES. ADDITIONALLY, PLEASE REVISE TO
INCLUDE A SEPARATE LINE ITEM FOR THE AMORTIZATION OF THE DEFERRED STOCK
COMPENSATION EXPENSE FOR EACH PERIOD DUE TO THE OPTIONS BEING GRANTED AT AN
EXERCISE PRICE LESS THAN THE MARKET VALUE OF YOUR COMMON STOCK. IT APPEARS AS
THOUGH THE AMORTIZATION OF THE DEFERRED STOCK COMPENSATION IS INCLUDED NET
WITHIN THE "ISSUANCE OF COMMON STOCK OPTIONS" LINE ITEM.

         The Company has revised its consolidated statements of stockholders'
deficit to separately present stock options issued to employees and non-employees and the related amortization of the deferred stock compensation expense for each period related to any options being granted at an exercise price less than the market value of its stock.

                                       21

         61. AS A RELATED MATTER, PLEASE INCLUDE THE DISCLOSURES REQUIRED BY
PARAGRAPH 11(D) OF SFAS 7.

         The Company has revised its consolidated statements of stockholders'
deficit to include the disclosures required by paragraph 11(d) of SFAS No. 7.

                  NOTE 1. ORGANIZATION, OPERATIONS AND BASIS OF ACCOUNTING,
                  ---------------------------------------------------------

--------

         62. PLEASE REFER TO THE DISCLOSURE IN THE THIRD PARAGRAPH. PLEASE AVOID
STATEMENTS THAT MAY IMPLY THAT OPERATING LOSSES WILL CEASE AFTER DECEMBER 31,
2005 OR THAT YOU WILL HAVE REVENUES FROM A DRUG-DEVICE FOR THE TREATMENT OF
ORTHOPEDIC INJURIES FOLLOWING DECEMBER 31, 2005 IF YOU EXPECT TO CONTINUE TO
HAVE LOSSES FOR THE FORESEEABLE FUTURE.

         The Company has revised the disclosure on pages F-7 and F-8 to clarify that operating losses are expected to continue for the next several years.

         63. PLEASE TELL US WHY, IN THE THIRD PARAGRAPH, YOU ONLY REFER TO
PLANNED REVENUES FROM DRUG-DEVICE COMBINATION PRODUCTS FOR THE REPAIR OF
ORTHOPEDIC INJURIES AND NOT TO REVENUES RELATED TO GEM 21S(R).

         The Company has revised the disclosure on pages F-7 and F-8 to clarify that it intends to generate revenue related to sales of GEM 21S and its other product candidates.

                  NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICES, PAGE F-8
                  ------------------------------------------------------------

         64. CASH EQUIVALENTS SHOULD BE HIGHLY LIQUID AND MEET THE DEFINITION
UNDER PARAGRAPH 8 OF SFAS 95. PLEASE CLARIFY WHY YOU INCLUDE SHORT-TERM
MARKETABLE SECURITIES WITHIN THIS CLASSIFICATION.

         The Company has no marketable securities included in the cash and cash equivalents line item. The phrase "short-term marketable securities" has been deleted on page F-8.

                  NOTE 4.  AGREEMENTS WITH LUITPOLD PHARMACEUTICALS, INC.,
                  --------------------------------------------------------

---------

         65. WE NOTE THAT YOU HAVE THREE SEPARATE AGREEMENTS WITH LUITPOLD AND
THAT THEY PAID YOU $10 MILLION UPON EXECUTION OF THE RESEARCH, DEVELOPMENT AND
MARKETING AGREEMENT. PLEASE RESPOND TO THE FOLLOWING COMMENTS:

          o    PLEASE TELL US AND DISCLOSE THE SIGNIFICANT TERMS OF EACH OF THE
               AGREEMENTS.

          o    PLEASE TELL US AND DISCLOSE HOW YOU ARE ACCOUNTING FOR THESE
               AGREEMENTS AND TELL US WHY. CITE THE ACCOUNTING LITERATURE UPON
               WHICH YOU RELIED IN DETERMINING THE CLASSIFICATION, TIMING AND

                                       22

               MEASUREMENT OF CONSIDERATION OR OBLIGATIONS UNDER THE AGREEMENTS.
               EXPLAIN HOW YOU APPLIED THE LITERATURE TO YOUR FACTS AND
               CIRCUMSTANCES.

          o    WE NOTE THAT YOU ARE AMORTIZING THE $10 MILLION PROCEEDS
               "PROSPECTIVELY OVER THE EXPECTED REMAINING TERM OF THE RESEARCH
               AND DEVELOPMENT ACTIVITIES." PLEASE TELL US WHY YOU REFER TO A
               PROSPECTIVE AMORTIZATION METHOD. TELL US AND DISCLOSE THE TERM OF
               RESEARCH AND DEVELOPMENT ACTIVITIES AND THE BASIS FOR THE
               PERFORMANCE (AMORTIZATION) PERIOD.

          o    WE ALSO NOTE YOUR DISCLOSURE ON PAGE F-35 WITH RESPECT TO
               CHANGING THE AMORTIZATION PERIOD AS OF JANUARY 1, 2004 BASED UPON
               INFORMATION YOU LEARNED ON MARCH 31, 2005. PLEASE TELL US WHY YOU
               MADE THE RETROSPECTIVE TREATMENT OF A CHANGE IN AMORTIZATION
               PERIOD AND CITE THE ACCOUNTING LITERATURE YOU APPLIED AND HOW YOU
               APPLIED THE LITERATURE TO YOUR FACTS AND CIRCUMSTANCES.

          o    WE NOTE THAT YOU ARE DUE A MILESTONE PAYMENT FROM LUITPOLD BASED
               UPON YOUR DISCLOSURE ON PAGE F-23. PLEASE TELL US AND DISCLOSE
               THE NATURE AND TERMS OF THIS MILESTONE PAYMENT. TELL US WHY YOU
               WILL RECOGNIZE THE AMOUNT OVER THE TERM OF THE LICENSE AND TELL
               US AND DISCLOSE THE NATURE OF THAT LICENSE AND ITS TERM. CITE THE
               ACCOUNTING LITERATURE UPON WHICH YOU RELIED AND HOW YOU APPLIED
               THAT LITERATURE TO YOUR FACTS AND CIRCUMSTANCES.

          o    YOU DISCLOSE THAT LUITPOLD PAID $396,292 DURING THE NINE MONTHS
               ENDED SEPTEMBER 30, 2005 FOR POST-MARKETING STUDIES. PLEASE
               REVISE TO CLARIFY HOW YOU ARE ACCOUNTING FOR THE SUBSEQUENT
               PAYMENT.

         The Company has revised the disclosure on pages F-15, F-16 and F-17 to disclose the significant terms of the Luitpold agreements.

         The research, development and marketing agreement outlines the
Company's obligations to Luitpold to support its marketing of products subject to the manufacturing and supply agreement and the exclusive sublicense agreement. The Company has agreed to (1) use commercially reasonable efforts to complete the clinical studies and regulatory filings for GEM 21S in the US, EU, and Canada; (2) conduct certain studies necessary to extend the shelf life of
GEM 21S; (3) provide Luitpold with marketing assistance; and (4) assist Luitpold with regulatory approvals outside the US, EU, and Canada. Upon execution of the research, development and marketing Luitpold made a lump sum payment to the
Company of $10 million upon execution of the agreement and agreed to make a milestone payment to the Company upon EU approval of GEM 21S. The research, development and marketing

                                       23

agreement will expire on the fifth anniversary of the EU approval milestone payment. However, substantially all of the Company's performance under the research, development and marketing agreement is completed upon receipt of the specified regulatory approvals. Either party may terminate the agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. The research, development and marketing agreement will automatically terminate if either the manufacturing and supply agreement or the exclusive sublicense agreement is terminated. If a party's performance under the agreement is prevented for twelve months because of a force majeure event, the other party may terminate the agreement.

         The exclusive sublicense agreement grants to Luitpold sublicense rights under intellectual property that the Company licenses from ZymoGenetics and co-owns with and licenses from Harvard, and grants Luitpold certain rights to the improvements relating to GEM 21S. Luitpold is responsible for the worldwide sale and distribution of GEM 21S for periodontal and cranio-maxillofacial applications. Luitpold is required to make milestone and royalty payments to the
Company, and is required to maintain agreed upon sales and customer service staffing levels. The agreement provides for a minimum royalty obligation for the first six years following the first sale of GEM 21S. In addition, the agreement obligates the Company to seek regulatory approval for GEM 21S in the US, EU and
Canada, and Luitpold is given an option to seek regulatory approval in all other territories. The agreement also sets forth certain obligations and rights regarding the maintenance and enforcement of the licensed intellectual property rights. As a result of an amendment dated December 21, 2005, this agreement will expire in December 2026, but is subject to indefinite continuous five year extensions by Luitpold upon one years notice to the Company. Either party may terminate the exclusive sublicense agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. The exclusive sublicense will automatically terminate if either the manufacturing and supply agreement or the research, development and marketing agreement is terminated. If a party's performance under the agreement is prevented for twelve months because of a force majeure event, the other party may terminate the agreement.

         The manufacturing and supply agreement obligates Luitpold to purchase all of its requirements for GEM 21S from the Company and the Company is obligated to meet such requirements to the extent they are consistent with
Luitpold's forecasts. The agreement sets forth the pricing for the products, and provides for periodic price increases based on inflation and/or increases in the
Company's manufacturing costs. In addition, the agreement includes minimum purchase commitments for seven years following the first purchase. As a result of an amendment dated December 21, 2005, this agreement will expire in December
2026, but is subject to indefinite automatic five year extensions unless either party gives six months notice of its intent not to renew the agreement. Either party may terminate the manufacturing and supply agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. In addition, the Company may terminate the manufacturing and supply agreement if the product is found to infringe a third party's intellectual property rights.

                                       24

         In determining the proper accounting for the Luitpold agreements, the
Company reviewed the guidance contained in Staff Accounting Bulletin ("SAB")
101, FAQ 13, further assessed the deliverables under the three Luitpold agreements for separation in accordance with Emerging Issues Task Force Issue
No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables" and referred specifically to the guidance in Example 6 of EITF 00-21 regarding
"Biotech License, Research and Development, and Contract Manufacturing
Agreement". The Company's agreements with Luitpold are similar to the examples provided in Example 6 of EITF 00-21. As such, the Company analyzed the three different agreements for separation of the deliverables under each agreement.
Consistent with the example in EITF 00-21, the Company concluded that the research, development and marketing agreement and the sublicense agreement were not separable arrangements, but the manufacturing and supply arrangement is separable from the research, development and marketing agreement and the sublicense agreement.

         Pursuant to the research, development and marketing agreement, the
Company received $10 million from Luitpold associated with the Company's domestic FDA approval process as reimbursement "for the cost of product development incurred to date, as well as future costs of completing the trial(s)
and any and all post-marketing or other studies required as a condition of the
Initial Approvals." The Company's initial research and development activities had been ongoing for the previous two and one-half years since April of 1999.
The Company was not obligated to refund any of the initial $10 million payment received even if FDA approval was not obtained. The Company expected the initial research and development activities and clinical trials to continue through late
2004, at which time it intended to present its results to the FDA for consideration. At the time the research, development and marketing agreement was executed, the Company expected to receive FDA approval in March 2005. Upon receipt of FDA approval, substantially all the activities associated with the initial $10 million payment under the research, development and marketing agreement were expected to be complete.

         The Company had a specific performance period and performance criteria related to the initial $10 million payment which consisted of ongoing research and development activities, clinical trials and FDA and other regulatory presentations which were initially expected to be complete in March 2005.
Additionally, the research, development and marketing agreement contained substantive risk as the clinical trials had not been completed, FDA approval had not been obtained and it was expected that the FDA would require approximately 6 months to review the results of the Company's clinical trials and return an answer of approval or decline, which would be outside of the Company's control after its presentation to the FDA. Although the Company could not separate the research, development and marketing agreement from the sublicense agreement, it determined that it should recognize the initial $10 million over the expected research and development performance period as the research and development activities did contain significant risk as the product might never obtain FDA approval and certain activities must be successfully completed prior to completion of the research and development period.

                                       25

         Based on the facts and accounting guidance discussed above, the Company determined that the $10 million initial payment should not be recognized for any prior research and development activities or expenditures before the Luitpold agreements were signed. Instead, it determined that the $10 million should be recognized on a "prospective basis" over the performance period beginning on
December 9, 2003 (the date of the Luitpold agreements) through the expected FDA approval date of March 2005.

         During the first quarter of 2005 and before the 2004 financial statements were prepared, the Company determined that FDA approval would not be obtained by the original expected date of March 31, 2005 and the FDA was requesting the Company to provide additional manufacturing information. As such, the Company re-evaluated the estimated performance period of the research and development activities contemplated and specified in the research, development and marketing agreement and determined that the research and development activities would continue through the revised expected FDA approval date of
October 2005. Based on this new information, the Company determined that a change in estimate had occurred related to the performance period associated with the research and development activities in accordance with the guidance in paragraph 31 of APB 20. Since the Company had not prepared its 2004 financial statements at the time the change in the estimated performance period became known, it determined that the recognition period for the $10 million should be adjusted effective January 1, 2004.

         During the fourth quarter of 2005, the Company received FDA approval for GEM 21S and received a $15 million initial milestone payment from Luitpold under the sublicense agreement. In accordance with the guidance in Example 6 of
EITF 00-21, the Company determined that the $15 million milestone payment should be deferred and recognized on a straight line basis over the performance period of the initial term of the sublicense agreement which ends in December 2026.

         Regarding the payments received from Luitpold for post-marketing studies disclosed in the interim September 30, 2005 financial statements, the
Company had not received any additional payments for post-marketing studies from
Luitpold subsequent to the $396,292 received in 2004 as of September 30, 2005.
The disclosure in the footnotes to the financial statements states that the
Company's cumulative payments to date since inception were the $396,292 which represented the payments received in 2004.

                  NOTE 6.  PROPERTY AND EQUIPMENT, PAGE F-14
                  ------------------------------------------

         66. PLEASE SEPARATELY STATE THE AMOUNT OF YOUR LEASEHOLD IMPROVEMENTS
AND YOUR CONSTRUCTION IN PROGRESS. DUE TO THE SIGNIFICANCE OF THE AMOUNTS,
PLEASE ALSO RESPOND TO THE FOLLOWING COMMENTS:

          o    TELL US AND DISCLOSE THE NATURE OF THE LEASEHOLD
               IMPROVEMENTS/CONSTRUCTION IN PROCESS IN YOUR MD&A DISCUSSION.
               PLEASE BE SPECIFIC ABOUT THE NATURE OF THE IMPROVEMENTS.

                                       26

          o    PLEASE TELL US, AND DISCLOSE IF APPLICABLE, THE NATURE AND TERMS
               OF ANY AGREEMENTS YOU HAVE WITH THE LESSOR TO MAKE THESE
               IMPROVEMENTS.

          o    PLEASE TELL AND DISCLOSE IN MD&A IF YOU ARE REQUIRED TO OR EXPECT
               TO INCUR ADDITIONAL SIGNIFICANT COSTS FOR THE LEASEHOLD
               IMPROVEMENTS/CONSTRUCTION IN PROGRESS.

          o    DISCLOSE YOUR ACCOUNTING POLICY WITH RESPECT TO THE
               CAPITALIZATION OF INTEREST.

          o    TELL US AND DISCLOSE THE METHOD AND PERIOD OF AMORTIZATION FOR
               THESE COSTS AND TELL US THE BASIS FOR YOUR RESPONSE.

         The Company has revised the disclosure in "Management's Discussion &
Analysis of Financial Condition and Results of Operation" to disclose the nature of the improvements to its Franklin, Tennessee headquarters. The improvements consisted of 75% office space and 25% wet laboratory space. Included in the costs of the Company's improvements was the amount necessary to upgrade utilities and infrastructure to support biotechnology wet lab space, this includes lab casework, plumbing, electrical and HVAC systems designed specifically for biotechnology laboratory facilities and fairly intensive data and computer needs.

         The Company's lease provides it with office shell space. The Company was provided with a tenant improvement allowance of $5 per usable square foot
(or $106,830) toward its improvements, which is customary in the office leasing market. Pursuant to SFAS No. 13 and FASB Technical Bulletin 88-1, the Company
has recorded these tenant-funded improvements and the related deferred rent in its consolidated balance sheets. The deferred rent is being amortized as a reduction to lease expense over the life of the lease.

         The Company has disclosed in "Management's Discussion and Analysis of
Financial Condition and Results of Operations" that a small amount of space will be built out as offices during 2006. The Company does not expect to incur additional significant costs for this project.

         As the Company has no history of indebtedness nor has it contemplated new borrowings, the Company has not capitalized any interest and thus, the
Company does not believe it necessary to disclose a policy with respect to the capitalization of interest.

         The Company amortized the cost of the improvements over the lesser of the remaining term of its lease or the expected life of the asset. This results in all costs being amortized over the remaining term of the lease. The Company has revised "Management's Discussion and Analysis of Financial Condition and
Results of Operations" to disclose the method and period of amortization used.

                                       27

                  NOTE 8.  COMMITMENTS AND CONTINGENCIES, PAGE F-15
                  -------------------------------------------------

         67. PLEASE TELL US AND DISCLOSE THE SIGNIFICANT TERMS OF EACH OF YOUR
SUPPLY AGREEMENTS INCLUDING, BUT NOT LIMITED TO THE CONTRACTUAL TERM, THE NATURE
AND AMOUNT OF ADDITIONAL PAYMENTS OWED. WE NOTE THE DISCLOSURE IN NOTE 14 ON
PAGE F-23. PLEASE ALSO RESPOND TO THE FOLLOWING COMMENTS:

          o    PLEASE TELL US AND DISCLOSE HOW YOU ARE ACCOUNTING FOR THESE
               AGREEMENTS AND TELL US WHY. CITE THE ACCOUNTING LITERATURE UPON
               WHICH YOU RELIED IN DETERMINING THE CLASSIFICATION, TIMING AND
               MEASUREMENT OF CONSIDERATION OR OBLIGATIONS UNDER THE AGREEMENTS.
               EXPLAIN HOW YOU APPLIED THE LITERATURE TO YOUR FACTS AND
               CIRCUMSTANCES.

          o    PLEASE DISCLOSE THE MINIMUM ANNUAL COMMITMENT UNDER YOUR PURCHASE
               OBLIGATIONS FOR EACH OF THE NEXT FIVE YEARS.

          o    PLEASE TELL US AND DISCLOSE HOW YOU DETERMINED THE AMOUNT OF THE
               MINIMUM PURCHASE OBLIGATION SINCE THE PRICE YOU PAY UNDER THESE
               AGREEMENTS VARIES.

          o    PLEASE DISCLOSE YOUR ACCOUNTING POLICY WITH RESPECT TO THESE
               MINIMUM PURCHASE OBLIGATIONS. PLEASE ALSO SEE OUR COMMENT ON YOUR
               CRITICAL ACCOUNTING POLICIES.

         As discussed in response to the Staff's comment number 22, the Company has applied the guidance in paragraphs 7-11 of SFAS No. 2 to determine the appropriate accounting treatment for the milestone payments made to its suppliers during 2005. The milestone payments made to date under the supply agreements have been expensed as research and development costs. The Company believes it is most appropriate to expense these milestone payments as research and development costs based on the following:

          o    Given that GEM 21S is the Company's first product to receive FDA approval, the Company has no history of successful product launches and thus, there is no assurance that the product will be successfully accepted in the marketplace and the Company cannot be assured that the product will be manufactured over an extended period of time.

          o    The suppliers have the ability to curtail manufacturing of the products at their discretion with the only requirements being that each must provide a minimum level of future product prior to ending production and each manufacturer must transfer the
               technology to another manufacturer.

          o    Based on these facts above, the Company believes the future recoverability of these amounts is not assured and thus, the
               Company does not believe it is appropriate to recognize the payments as assets.

                                       28

          o    The activities undertaken by the manufacturers/suppliers in these agreements are consistent with the example activities included in
               SFAS No. 2, paragraph 9.

          o    The activities of the manufacturers/suppliers have limited alternative uses other than the production of GEM 21S and the
               Company believes this meets the definition of research and development costs consistent with SFAS No. 2, paragraph 11.

         The "milestone payments" to suppliers are included under the "purchase obligations" caption in the fixed contractual obligations table.

         Under the Chiron agreement, the prices the Company is obligated to pay will vary depending on the quantity of rhPDGF ordered. The Company assumes pricing based on purchasing the contractual minimum quantity with pricing as adjusted for an estimated inflation factor.

         The Company's agreement with Orthovita obligates the Company to make minimum annual purchases for each of the four years following its initial order under the contract. The Company assumes pricing based on purchasing the contractual minimum quantity with pricing as adjusted for an estimated inflation factor.

         The Company has agreed to make payments to Kensey Nash based on the achievement of specific regulatory and commercial milestones of the products developed under the agreement. The Company does not have any contractual obligations for Kensey Nash at this time as it cannot be certain when milestones will be achieved, if at all.

         As noted in the Company's response to comment number 19, the Company has revised its disclosures in "Management's Discussion and Analysis of
Financial Condition and Results of Operations" and in the footnotes to the consolidated financial statements to provide a policy regarding its critical accounting estimate associated with these minimum purchase obligations.

         68. WE NOTE FROM PAGE 9 THAT YOUR FDA APPROVAL OF GEM 21S(R) INCLUDED
THE CONDITION THAT YOU CANNOT UTILIZE LOTS OF RHPDGF THAT WERE FERMENTED BY
CHIRON AFTER SEPTEMBER 2002 UNTIL SUPPLEMENTAL APPROVAL IS RECEIVED FROM THE
FDA. WE ALSO NOTE THAT YOU ARE OBLIGATED UNDER A SUPPLY AGREEMENT WITH CHIRON TO
PURCHASE MINIMUM SPECIFIED QUANTITIES OF RHPDGF BEGINNING 2006 AND INCREASING AS
OF 2007. PLEASE RESPOND TO THE FOLLOWING COMMENTS:

          o    PLEASE TELL US AND DISCLOSE, IF MATERIAL, WHETHER YOU WILL BE
               REQUIRED TO PURCHASE INVENTORY THAT HAS NOT BEEN APPROVED BY THE
               FDA FOR USE IN YOUR PRODUCT AND IF THE MINIMUM PURCHASE
               REQUIREMENT COULD RESULT IN POSSIBLE IMPAIRMENT.

          o    PLEASE TELL US AND CLARIFY IN YOUR DISCLOSURE WHERE APPROPRIATE
               WHETHER OR NOT THESE RESTRICTIONS APPLY ONLY TO INVENTORY TO BE
               SOLD

                                       29

               OR ALSO TO INVENTORY THAT COULD BE USED FOR RESEARCH AND
               DEVELOPMENT (SUCH AS CLINICAL TRIALS).

          o    PLEASE TELL US AND CLARIFY IN YOUR DISCLOSURE WHERE APPROPRIATE
               WHETHER THE LOTS OF PDGF FERMENTED AFTER SEPTEMBER 2002 ARE
               IMPAIRED OR MAY BE IMPAIRED. THAT IS, CLARIFY IN YOUR DISCLOSURE
               WHETHER IT IS POSSIBLE FOR THESE LOTS TO BE USED IF YOU OBTAIN
               FDA APPROVAL OF THE SITE OR IF THE APPROVAL WOULD ONLY APPLY TO
               NEW LOTS AT THE SITE.

          o    PLEASE TELL US AND DISCLOSE, IF MATERIAL, WHETHER ANY OF THE
               INVENTORY FERMENTED AFTER 2002 IS INCLUDED IN YOUR INVENTORY
               BALANCE AS OF SEPTEMBER 30, 2005. IF MATERIAL, PLEASE EXPLAIN HOW
               YOU ARE ACCOUNTING FOR AND VALUING THE INVENTORY HELD BY YOU.

         The Company does not hold in inventory any lots of PDGF fermented after
September 2002. Furthermore, the Company does not have any contractual obligation to purchase lots that may be impaired. As a result, the Company has not applied any impairment testing to its inventory or otherwise conducted any special valuation procedures related to this issue. The FDA has not imposed any restrictions on the Company's inventory that could be used for research and development, or otherwise suggested to the Company that there should be any other restrictions on use of these lots.

                  NOTE 9.  REDEEMABLE, CONVERTIBLE PREFERRED STOCK, PAGE F-16
                  -----------------------------------------------------------

         69. WE NOTE THAT YOU HAVE THREE SERIES OF REDEEMABLE, CONVERTIBLE
PREFERRED STOCK. PLEASE RESPOND TO THE FOLLOWING COMMENTS:

          o    PLEASE TELL US AND DISCLOSE THE SIGNIFICANT TERMS OF EACH OF THE
               AGREEMENTS INCLUDING, BUT NOT LIMITED TO CONVERSION TERMS
               INCLUDING THE CONVERSION RATE AND THE TERMS THAT WILL RESULT IN
               THE AUTOMATIC CONVERSION OF THE STOCK UPON YOUR IPO. YOU SHOULD
               ALSO DISCLOSE THE TERMS OF REGISTRATION RIGHTS AGREEMENTS.

          o    PLEASE TELL US AND DISCLOSE HOW YOU ARE ACCOUNTING FOR THESE
               AGREEMENTS AND TELL US WHY. ADDRESS HOW YOU EVALUATED THE STOCK
               AND ANY EMBEDDED DERIVATIVES, INCLUDING THE CONVERSION FEATURE.
               PROVIDE US WITH YOUR ANALYSIS OF THE APPLICABLE ACCOUNTING
               LITERATURE.

         The Company has revised the disclosure on pages F-22 through F-27 to disclose the significant terms of the preferred stock agreements, the registration rights agreement and the shareholders' agreement.

The Company has three series of redeemable convertible preferred stock outstanding. The following is a summary of the significant terms of the preferred stock:

                                       30

         Dividends. The preferred stock is entitled to dividends when and if declared by the board of directors in preference and priority to the payment of dividends on any shares of common stock. Each class of preferred stock ranks on parity with each other class of preferred stock as to the receipt of dividends.
The Series C Preferred Stock was entitled to a special dividend, but such right expired by its terms in October 2005.

         Voting. Unless otherwise provided or required by law, each share of preferred stock is entitled to vote on an as-if converted to common stock basis with all votes to be counted together with all other shares of stock of the
Company having general voting power and not separately as a class.

         Liquidation. In the event of a liquidating event (any voluntary or involuntary dissolution, liquidation, or winding-up of the affairs of the
Company, in each such case, in a single transaction or series of transactions)
or acquisition event or transfer of assets (each as defined in the Restated
Articles of Incorporation) each share of preferred stock shall be entitled to receive a preferential payment from the assets of the Company of cash or property (to the extent of funds legally available therefor), equal to the original issue price of such share of preferred stock, plus an amount equal to all declared but unpaid dividends.

         The Original Issue Price for the Series A Preferred Stock issued in
March 2001 is $3.79 per share; for the Series A Preferred Stock issued in May
2002, $4.14 per share; for the Series B Preferred Stock, $7.19 per share and for the Series C Preferred Stock, $11.81 per share (in each case, as adjusted for any stock split, subdivision, combination, consolidation, stock distributions, stock dividends or the like). Each class of preferred stock ranks on parity with each other class as to the receipt of payment upon a liquidating event. Any remaining assets available upon a liquidating event shall be distributed ratably among the holders of the common stock and the preferred stock on an as-if converted basis.

         Conversion. The shares of preferred stock are convertible into common stock by the holder at any time, at the conversion rate in effect at the time of conversion. All outstanding shares of preferred stock shall be converted automatically into common stock, 1) immediately upon the closing of a firm commitment underwritten public offering, covering the offer and sale of common stock for the account of the Company in which the aggregate price to the public of the shares sold for the Company is equal to or greater than $30 million and in which the price per share of common stock is at least $35.43 (as adjusted for stock splits, stock combinations, stock dividends, recapitalizations and the like), or 2) immediately upon the vote or written consent of the holders of at least seventy-five percent (75%) of then outstanding preferred stock (voting as a single class on an as converted to common stock basis) or at such later time or upon such later events as may be specified by such holders so voting or consenting. The initial conversion rate for each class of preferred stock is on a one for one basis, but may be adjusted. As of the date of this letter, each share of preferred stock is convertible into one share of common stock. In
September 2005, the holders of more than 75% of the Company's outstanding preferred stock approved the automatic conversion of all of the outstanding preferred stock effective immediately prior to the closing of an initial

                                       31

public offering of the Company provided aggregate price in the initial public offering is at least $30 million regardless of the per share price, provided such initial public offering closes on or before June 30, 2006. In January 2006, the holders of more than 75% of the Company's outstanding preferred stock amended the above automatic conversion to cover an initial public offering which closes by September 30, 2006.

         Redemption. No earlier than 5 years after issuance of Series C
Preferred Stock (October 2009), the holders of at least 66 2/3% of the then outstanding shares of preferred stock, voting together as a separate class may require the Company to redeem all of the shares of the preferred stock for a total cash amount equal to the applicable base preference amount (as defined)
plus any declared but unpaid dividends. The first of 4 equal installments payable by the Company to the preferred stockholders will be due 180 days from the date of the notice of redemption and the 3 successive installments payable on 3 consecutive anniversaries. Interest shall accrue on the outstanding redemption price at the rate of 12% per annum from the initial redemption date until the final payment is made by the Company. To the extent the Company is not permitted by applicable law to redeem such series of the preferred stock on any or all of the redemption dates, such redemption shall occur as soon as is permissible.

         Covenants. In addition to any other rights provided by law, the
Certificate of Incorporation provides a number of covenants that the Company will not take certain action for so long as not less than 382,476 shares of
Preferred Stock remain outstanding, without first obtaining the affirmative vote or written consent of the holders of at least 66 2/3% of the authorized and outstanding shares of Preferred Stock, voting together as a single class on an as converted to Common Stock basis.

         Board Seats. The Certificate of Incorporation provides specific procedures for the election of directors by certain classes of preferred stock.

         Redeemable, Convertible Preferred Stock
         ---------------------------------------

         The Company defines redeemable, convertible preferred stock as any preferred stock that may be redeemed by the holder based on facts and circumstances not in the Company's control. Initially, the Company records preferred stock at proceeds less issuance costs. Subsequently, the carrying value of redeemable preferred stock is accreted to its redemption value at each balance sheet date. Accretion is affected through charges to stock accretion expense, which is reflected on the face of the consolidated statements of operations after net loss, resulting in net loss attributable to common stockholders.

                  NOTE 10.  STOCKHOLDER'S DEFICIT, PAGE F-18
                  ------------------------------------------

                  STOCK OPTION PLAN, PAGE F-18
                  ----------------------------

         70. PLEASE NOTE THAT WE ARE DEFERRING ANY FINAL EVALUATION OF STOCK
COMPENSATION UNTIL THE ESTIMATED OFFERING PRICE IS SPECIFIED, AND WE MAY HAVE
FURTHER COMMENTS IN THAT REGARD WHEN YOU FILE THE AMENDMENT CONTAINING THAT
INFORMATION.

                                       32

         The Company has provided supplemental information in Exhibit C to this letter. The Company understands that the Staff may have additional comments once the Company has filed with a price range.

         71. PLEASE PROVIDE US WITH A SCHEDULE SHOWING IN CHRONOLOGICAL ORDER,
THE DATE OF GRANT, OPTIONEE, NUMBER OF OPTIONS GRANTED, EXERCISE PRICE AND THE
DEEMED FAIR VALUE OF THE UNDERLYING SHARES OF COMMON STOCK FOR THE OPTIONS
ISSUED WITHIN THE YEAR PRECEDING THE CONTEMPLATED IPO. ALSO, PROVIDE A SIMILAR
SCHEDULE FOR ISSUANCES OF COMMON STOCK, WARRANTS, AND REDEEMABLE CONVERTIBLE
PREFERRED STOCK. PLEASE INDICATE THE COMPENSATION RECORDED FOR EACH OF THESE
ISSUANCES AND RECONCILE TO THE AMOUNTS RECORDED IN THE FINANCIAL STATEMENTS.
TELL US THE OBJECTIVE EVIDENCE AND ANALYSIS WHICH SUPPORTS YOUR DETERMINATION OF
THE FAIR VALUE AT EACH GRANT AND STOCK ISSUANCE DATE. DISCUSS THE NATURE OF ANY
EVENTS WHICH OCCURRED BETWEEN THE DATES THE OPTIONS WERE GRANTED AND THE DATE
THE REGISTRATION STATEMENT WAS FILED. IN ADDITION, PROVIDE DETAILS OF ESTIMATED
PRICING INFORMATION FROM THE UNDERWRITERS AND INDICATE WHETHER THIS WAS
CONSIDERED IN DETERMINING ESTIMATED FAIR VALUE OF THE STOCK AND OPTIONS ISSUED.

         The Company has provided supplementally a schedule showing option grants, optionees, number of options granted, exercise price, and deemed fair value for all options granted in the preceding twelve months. Similarly, the
Company has provided a schedule for issuances of common stock, warrants and redeemable convertible preferred stock. Based on the preliminary price range information available to the Company, the Company has indicated the compensation amounts that would be recorded in the financial statements. The Company has indicated all of the relevant events considered by the Board of Directors in determining the fair value at grant date.

         72. FOR OPTIONS GRANTED DURING THE TWELVE MONTHS PRIOR TO THE DATE OF
THE MOST RECENT BALANCE SHEET, PLEASE DISCLOSE THE FOLLOWING IN THE NOTES TO
YOUR FINANCIAL STATEMENTS:

          o    FOR EACH GRANT DATE, THE NUMBER OF OPTIONS GRANTED, THE EXERCISE
               PRICE, THE FAIR VALUE OF YOUR COMMON STOCK, AND THE INTRINSIC
               VALUE (IF ANY) PER OPTION.

          o    IF THE VALUATION SPECIALIST WAS A RELATED PARTY, PLEASE DISCLOSE
               THAT FACT.

          o    WHETHER THE VALUATION WAS CONTEMPORANEOUS OR RETROSPECTIVE.

         As noted above, the Company has provided this information on Exhibit C to this letter.

         73. WE NOTE YOUR DISCLOSURE THAT THE EXERCISE PRICE OF STOCK OPTIONS
ISSUED ARE DETERMINED BY ELECTED BOARD MEMBERS BY TAKING INTO ACCOUNT THE FAIR
VALUE OF THE COMMON STOCK AT THE DATE OF GRANT. PLEASE REVISE TO DISCLOSE HOW
THE FAIR VALUE OF THE

                                       33

COMMON STOCK IS DETERMINED AT THE DATE OF GRANT. WE SEE THAT YOU HAVE ISSUED
OPTIONS AT AN EXERCISE PRICE LESS THAN THE MARKET VALUE OF YOUR COMPANY STOCK.

         The Company has disclosed the factors taken into account by the Board at grant date.

         74. FROM YOUR DISCLOSURES ON PAGE 76, IT APPEARS AS THOUGH YOU HAVE
ISSUED RESTRICTED STOCK TO MEMBERS OF MANAGEMENT. PLEASE REVISE YOUR FILING TO
DISCLOSE THE TERMS OF THE RESTRICTED STOCK OPTIONS, HOW YOU VALUED THE OPTIONS
AND THE AMOUNT OF COMPENSATION EXPENSE. ADDITIONALLY, PLEASE ADDRESS YOUR
ACCOUNTING FOR THE RESTRICTED STOCK ISSUANCES.

         The Company has not issued any shares of restricted stock to members of management.

         75. PLEASE PROVIDE ALL OF THE DISCLOSURES REQUIRED BY PARAGRAPHS 47 -
48 OF SFAS 123 FOR YOUR EMPLOYEE AND NON-EMPLOYEE OPTIONS. PLEASE NOTE THAT YOU
SHOULD NOT USE THE MINIMUM VALUE METHOD FOR NON-EMPLOYEE OPTIONS. PLEASE REVISE
OR ADVISE. PLEASE ALSO TELL US AND DISCLOSE WHETHER THE OPTIONS WILL VEST UPON
THE IPO DUE TO A CHANGE IN CONTROL.

         The Company has revised its notes to the consolidated financial statements to include all of the disclosures required by paragraphs 47-48 of
SFAS No. 123. Included in the disclosure is a statement that the vesting of options for 29,500 shares of the Company's common stock may be accelerated upon the Company's initial public offering if such initial public offering results in a change of control.

         With respect to the minimum value method for non-employee options
(namely the options to Scientific Advisory Board members), the Company acknowledges the guidance as provided in paragraph 8 of SFAS No. 123 and respectfully submits that the fair value of the equity instruments issued were more reliably measured using an option pricing model than the fair value of the consideration received by the Company, which is the time provided by each
Scientific Advisory Board member. In the use of the option pricing model, the
Company used a "near zero" volatility factor as permitted by SFAS No. 123. The
Company has revised it disclosures in the footnotes to the consolidated financial statements accordingly.

         76. PLEASE SHOW US HOW YOU DETERMINED THE NUMBER OF SHARES TO RESERVE
FOR ISSUANCE UPON CONVERSION OF THE SERIES A, B, AND C CONVERTIBLE REDEEMABLE
PREFERRED STOCK OF 233,866 AS OF SEPTEMBER 30, 2005, AS DISCLOSED ON PAGE F-20,
AND SIMILARLY THE AMOUNTS ON PAGE F-42.

         The Company has revised the disclosure in Note 12 to the consolidated financial statements to properly reflect the number of common shares reserved for issuance for conversion of all series of the Company's preferred stock and for exercise of options.

                                       34

                  NOTE 13.  RELATED PARTY TRANSACTIONS, PAGE F-23
                  -----------------------------------------------

         77. WE NOTE THE DISCLOSURE ON PAGES 84 - 86 WITH RESPECT TO YOUR
AGREEMENTS WITH DIRECTORS AND OFFICERS. PLEASE REVISE THE NOTES TO YOUR
FINANCIAL STATEMENTS TO INCLUDE ALL MATERIAL RELATED PARTY TRANSACTIONS. THE
DISCLOSURE SHOULD INCLUDE THE NATURE OF RELATIONSHIP AND A DESCRIPTION OF THE
TRANSACTION, INCLUDING ALL INFORMATION NECESSARY FOR AN UNDERSTANDING OF ITS
EFFECTS, AND THE TERMS AND MANNER OF SETTLEMENT OF AMOUNTS DUE TO/FROM RELATED
PARTIES. ITEM 4-08(K) OF REGULATION S-X REQUIRES THE DOLLAR AMOUNT OF RELATED
PARTY TRANSACTIONS BE DISCLOSED ON THE FACE OF THE BALANCE SHEET, INCOME
STATEMENT, OR STATEMENT OF CASH FLOWS, AS APPROPRIATE. SINCE THE INFORMATION IN
THIS NOTE APPEARS TO RELATE TO YOUR PRESIDENT, CEO AND DIRECTOR, PLEASE BE
SPECIFIC ABOUT THAT RELATIONSHIP. PLEASE ALSO TELL US AND DISCLOSE THE EXTENT
AND NATURE OF DR. LYNCH'S OWNERSHIP IN NOBLEGENE, YOUR LANDLORD.

         Pursuant to Item 4-08(k) of Regulation S-K, the Company has revised its consolidated financial statements and notes thereon to appropriately disclose all material related party transactions.

                  RECENT SALES OF UNREGISTERED SECURITIES, PAGE II 2
                  --------------------------------------------------

         78. PLEASE PROVIDE ALL DISCLOSURE REQUIRED BY REGULATION S-K ITEM 701.
FOR EXAMPLE, WE NOTE THAT YOU HAVE NOT DISCLOSED THE NATURE AND AMOUNT OF
CONSIDERATION RECEIVED IN THE TRANSACTIONS DESCRIBED IN THE PARAGRAPHS NUMBERED
(2) AND (6).

         The Company has revised Item 15(a) on page II-2 to provide the disclosure required by Regulation S-K Item 701.

                  EXHIBITS
                  --------

         79. WE NOTE YOUR REFERENCE TO AN APPLICATION FOR CONFIDENTIAL
TREATMENT. WE WILL REVIEW AND PROVIDE ANY COMMENTS OF YOUR APPLICATION
SEPARATELY. COMMENTS MUST BE RESOLVED AND YOUR APPLICATION MUST BE COMPLETE
BEFORE WE MAY ACCELERATE THE EFFECTIVE DATE OF YOUR REGISTRATION STATEMENT.

         The Company will respond to the Staff's comments on the confidential treatment application when received and acknowledge that any comments regarding the confidential treatment application must be resolved prior to effectiveness of the registration statement.

                  EXHIBIT 23.1
                  ------------

         80. PLEASE INCLUDE A CURRENTLY DATED AND SIGNED CONSENT FROM YOUR
INDEPENDENT AUDITORS PRIOR TO REQUESTING EFFECTIVENESS.

         The form of a currently dated and signed consent is included with this filing, and will be signed upon completion of any stock split that may occur and associated restatement of capital accounts described in the notes to the consolidated financial statements.

                                       35

                 **********************************************

         We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff's comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:      William Grant, Esq.
         James R. Tanenbaum, Esq.